UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549			OMB APPROVAL
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FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number			000-52786

Zhaoheng Hydropower Limited
(Exact name of registrant as specified in its charter)
F/19, Unit A, JinFengCheng Building, 5015 Shennan East Road, Shenzhen, China 518025 (011-86) 755-8207-0966
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices):

N/A
(Title of each class of securities covered by this Form) common stock, $.01 par value per share

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains):

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4(a)(1)                              X
Rule 12g-4(a)(2)
Rule 12h-3(b)(1)(i)
Rule 12h-3(b)(1)(ii)
Rule 15d-6

Approximate number of holders of record as of the certification or notice date:			188
Pursuant to the requirements of the Securities Exchange Act of 1934 Zhoheng Hydropower Limited has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	February 19, 2010	By: Name: Title:	/s/ Gusheng Xu Guosheng Xu CEO

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

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